August 6, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Point Terminals, LP
Registration Statement on Form S-1 (File No. 333-189396)

Ladies and Gentlemen:

As representative of the underwriters of the proposed public offering of up to 10,062,500 common units of World Point Terminals, LP (the “Partnership”), we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (Washington, D.C. time) on August 8, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated August, 1 2013, through the date hereof:

Preliminary Prospectus dated August 1, 2013:

Approximately 5,500 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

As Representative of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
Richard A. Diaz
Authorized Signatory